Exhibit 99.1

Jaguar Mining Reports Strong Quarterly Profit, Record Cash Operating Margin in Q2 2011
JAG - TSX/NYSE

Q2 2011 Highlights

•	Net income of $15.6 million or $0.18 per basic and fully diluted share.

•	Cash from operating activities generated a total of $21.7 million or $0.26 per basic and fully diluted share, an increase of $19.7 million from Q2 2010.

•	Record revenue of $60.6 million, an increase of 64% from Q2 2010.

•	Gold production of 40,257 ounces, an increase of 32% from Q2 2010.

•	Record gold ounces sold totaled 40,184, an increase of 31% from Q2 2010.

•	Record cash operating margin per ounce of gold of $708, an increase of 55% from Q2 2010.

•	EBITDA of $33.1 million, an increase of $34.7 million from Q2 2010.

CONCORD, NH, Aug. 10, 2011 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (TSX: JAG) (NYSE: JAG) today reported a net income of $15.6 million or $0.18 per basic and fully diluted share for the quarter ended June 30, 2011.  The income was generated from gold sales of $60.6 million, a quarterly record for the Company.  Cash generated from operating activities during the quarter totaled $21.7 million or $0.26 per basic and diluted share.  These results compare favorably to gold sales of $36.9 million, a net loss of $14.2 million and cash generated from operating activities of $2.0 million as reported in Q2 2010.

Commenting on the Q2 2011 results, Daniel R. Titcomb, Jaguar's President and CEO stated, "We are pleased to report strong results with a number of records for the quarter.  We are continuing to see the positive impact of the team's focused effort to improve and expand our operations.  There is more work to be done to realize our growth potential and maximize shareholder value.  However, this quarter is another indication that we are headed in the right direction with improvement in all of the major operating areas."

The Company's operations produced 40,257 ounces of gold during the quarter, an increase of 32% compared to Q2 2010.  The increase was driven largely by the addition of the Caeté operation which was commissioned in Q3 2010.  Nearing the end of Q2 2011, the Caeté operation experienced a mechanical issue in its mill which resulted in an extended shut-down to perform necessary maintenance and repairs, successfully completed in early July.

As gold prices in world markets continued to increase, Jaguar was able to sell a record 40,184 ounces during Q2 2011 at a record average realization of $1,507 per ounce.  The increased realization per ounce more than offset the increase in average cash operating cost, leading to a record cash operating margin of $708 per ounce.  Average cash operating cost for the quarter was $799 per ounce compared to $746 per ounce in Q2 2010 (see Non-IFRS Performance Measures in the accompanying tables).  The cost increase was driven largely by a combination of continuing adverse exchange rates, the temporary shut-down of the Caeté mill and general cost inflation for labor and mining supplies.

The Q2 2011 results include a non-cash gain of $9.2 million related to the conversion option embedded in the Company's convertible debt and $3.2 million in non-cash interest expense.  Excluding these items, adjusted net income for the second quarter 2011 was $9.6 million or $0.11 per basic and diluted share.  This compares to an adjusted net loss of $4.6 million or $0.05 per basic and diluted share in Q2 2010.

For the first six months of 2011, Jaguar sold 79,978 ounces of gold and reported total revenue of $115.7 million, net income of $19.3 million and cash generated from operating activities of $41.1 million, or $0.49 per basic and fully diluted share.  These results compared to 67,535 ounces of gold sold, total revenue of $77.5 million, net loss of $12.6 million and cash generated from operating activities of $13.4 million during the first six months of 2010.  The increases in ounces of gold sold and total revenue are largely the result of the growing contribution of the Caeté operation, which was commissioned in Q3 2010.  Total revenue was also driven higher by record average price realization per ounce.

The following is a summary of key operating results for the three and six month periods ended June 30, 2011 and comparable measures for the relevant prior year periods.

Summary of Key Operating Results

	Quarter Ended		Six Months Ended
	June 30		June 30
	2011	2010	2011	2010
(unaudited)
($ in 000s, except per share amounts)
Gold sales	$ 60,557	$ 36,853	$ 115,697	$ 77,522
Ounces sold	40,184	30,646	79,978	67,535
Average sales price ($ per ounce)	1,507	1,203	1,447	1,148
Gross profit	12,849	2,132	23,818	9,536
Net income (loss)	15,586	(14,238)	19,310	12,580
Basic income (loss) per share	0.18	(0.17)	0.23	0.15
Diluted income (loss) per share	0.18	(0.17)	0.23	0.15
Weighted avg. # of shares outstanding - basic	84,373,648	84,128,483	84,373,648	84,062,278
Weighted avg. # of shares outstanding - diluted	84,376,376	84,128,483	84,377,786	84,062,278

Development and Outlook

During Q2 2011, Jaguar completed 6.1 kilometers of underground development and added 19 new working faces to its existing mines.  This achievement effectively improves overall operational flexibility, providing opportunities for increasing total production, resulting from the ability to more effectively manage the consistency of head feed grades in future periods.  In addition, Jaguar continues to advance various brownfield exploration programs at and around its existing mining complexes as well as carrying out pre-development work for exploration, site services and infrastructure at its Gurupi Project in the Northern Brazilian state of Maranhão.

Although Q2 2011 production was impacted by the mill issues at Caeté, Jaguar's management believes its year-to-date operating results, mine improvements and new development are consistent with achieving 2011 production at the lower end of the guidance range. During Q2 2011, Jaguar reduced future operational risks by securing labor union agreements for the next twelve months as well as securing power allocations for all operations through mid-2012.  Jaguar also continued to expand and update its mining fleet, adding 14 LHD units and 8 haul trucks and other essential pieces of equipment for its underground operations, which should lower execution risks through the remainder of 2011 and beyond.

"This is a very exciting time for Jaguar, our employees and our shareholders," Titcomb said.  "Getting our operations righted could not come at a better time as current market dynamics will enable us to get record prices for each additional ounce we can produce.  As we execute on our operating and expansion plans, we believe the Company's future is bright."

Conference Call Details

Members of the Jaguar senior management team will hold a conference call to discuss the Q2 2011 results and operations on Thursday, August 11, 2011 at 10:00 a.m. ET.  The call can be accessed via telephone or webcast.

Conference Call Details:
From North America:	888-702-7351
International:	307-426-4779
Replay:
From North America:	800-675-9924
International:	213-416-2185
Replay ID:	81111
Webcast:	www.jaguarmining.com

A slide presentation to accompany the conference call discussion will be available prior to the call on the Company's homepage at www.jaguarmining.com.

About Jaguar

Jaguar is a gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais.  Jaguar is also engaged in developing the Gurupi Project in the state of Maranhão.  Based on its development plans, Jaguar is one of the fastest growing gold producers in Brazil. The Company is actively exploring and developing additional mineral resources at its approximate 256,300-hectare land base in Brazil.  Additional information is available on the Company's website at www.jaguarmining.com.

Forward Looking Statements

This press release contains forward-looking statements, within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, concerning the Company's ability to improve overall operational flexibility, providing opportunities for increasing total production as well as achieving 2011 production at the lower end of the range.

These forward-looking statements can be identified by the use of the words "believes", "intends", "plans", "expects", "expected" and "will".  Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the forward-looking statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labor and equipment, the possibility of labor strikes and work stoppages and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

The forward-looking statements represent our view as of the date of discussion.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any forward-looking statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion except as required by law.  For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's forward-looking statements, see the "CAUTIONARY NOTE" regarding forward-looking statements and "RISK FACTORS" in the Company's Annual Information Form for the year ended December 31, 2010 filed on System for Electronic Document Analysis and Retrieval and available at http://www.sedar.com and the Company's Annual Report on Form 40-F for the year ended December 31, 2010 filed with the United States Securities and Exchange Commission and available at www.sec.gov.

Note: As required by applicable Canadian rules, effective Q1 2011, Jaguar has prepared its financial statements in accordance with International Financial Reporting Standards ("IFRS"), including the restatement of the comparative period previously reported under Generally Accepted Accounting Principles ("GAAP") in Canada.

Additional details are available in the Company's filings on SEDAR and EDGAR, including Management's Discussion and Analysis of Financial Condition and Results of Operations and Consolidated Financial Statements for the quarter ended June 30, 2011.

The following tables are included in Jaguar's audited financial statements as filed on SEDAR and EDGAR.  Readers should refer to those filings for the associated footnotes which are an integral part of the tables.

JAGUAR MINING INC.

Condensed Interim Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

(unaudited)
	June 30, 2011	December 31, 2010
Assets
Current assets:
Cash and cash equivalents	$ 125,400	$ 39,223
Inventory	30,982	31,495
Prepaid expenses and sundry assets	37,324	24,523
Derivatives	197	168
	193,903	95,409

Prepaid expenses and sundry assets	46,965	48,582
Net smelter royalty	1,006	1,006
Restricted cash	908	908
Property, plant and equipment	368,178	348,815
Mineral exploration projects	78,161	74,658

	$ 689,121	$ 569,378

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$ 35,472	$ 27,853
Notes payable	20,402	26,130
Income taxes payable	19,898	16,677
Reclamation provisions	2,312	2,167
Deferred compensation liabilities	2,628	2,436
Other liabilities	1,065	704
	81,777	75,967

Notes payable	224,706	140,664
Option component of convertible notes	39,841	28,776
Deferred income taxes	1,468	215
Reclamation provisions	20,098	17,960
Deferred compensation liabilities	1,370	4,829
Other liabilities	81	497
Total liabilities	369,341	268,908

Shareholders' equity
Share capital	369,747	369,747
Stock options	11,621	13,054
Contributed surplus	3,334	1,901
Deficit	(64,922)	(84,232)
Total equity attributable to equity shareholders of the Company	319,780	300,470

	$ 689,121	$ 569,378

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Operations and Comprehensive Income (Loss)
(Expressed in thousands of U.S. dollars, except per share amounts)

(unaudited)
	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010

Gold sales	$ 60,557	$ 36,853	$ 115,697	$ 77,522
Production costs	(36,837)	(25,683)	(69,893)	(50,823)
Stock-based compensation	(28)	(253)	(23)	(380)
Depletion and amortization	(10,843)	(8,785)	(21,963)	(16,783)
Gross profit	12,849	2,132	23,818	9,536

Operating expenses:
Exploration	717	1,171	1,051	2,279
Stock-based compensation	(393)	1,945	(3,084)	1,175
Administration	5,419	4,819	10,674	9,116
Management fees	363	297	524	636
Amortization	313	126	670	250
Other	234	329	1,071	1,018
Total operating expenses	6,653	8,687	10,906	14,474

Income (loss) before the following	6,196	(6,555)	12,912	(4,938)

Loss (gain) on derivatives	(126)	(61)	(413)	192
Loss (gain) on conversion option embedded in convertible debt	(9,180)	7,656	(7,840)	(24,849)
Foreign exchange loss (gain)	(6,527)	1,011	(9,616)	1,575
Accretion expense	624	276	1,194	566
Interest expense	7,074	4,316	12,757	8,344
Interest income	(2,867)	(1,146)	(4,332)	(2,507)
Gain on disposition of property	(472)	(4,956)	(998)	(5,453)
Other non-operating expenses	(128)	-	(321)	-
Total other expenses (income)	(11,602)	7,096	(9,569)	(22,132)

Income (loss) before income taxes	17,798	(13,651)	22,481	17,194
Income taxes
Current income taxes	1,428	139	1,933	2,523
Deferred income taxes	784	448	1,238	2,091
Total income taxes	2,212	587	3,171	4,614

Net income (loss) and comprehensive income (loss) for the period	$ 15,586	$ (14,238)	$ 19,310	$ 12,580

Basic earnings (loss) per share	$ 0.18	$ (0.17)	$ 0.23	$ 0.15
Diluted earnings (loss) per share	$ 0.18	$ (0.17)	$ 0.23	$ 0.15

Weighted average number of common shares outstanding - basic	84,373,648	84,128,483	84,373,648	84,062,278
Weighted average common shares outstanding - diluted	84,376,376	84,128,483	84,377,786	84,062,278

JAGUAR MINING INC.

Condensed Interim Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

(unaudited)
	Three Months Ended June 30, 2011	Three Months Ended June 30, 2010	Six Months Ended June 30, 2011	Six Months Ended June 30, 2010

Cash provided by (used in):
Operating activities:
Net income (loss) and comprehensive income (loss) for the period	$ 15,586	$ (14,238)	$ 19,310	$ 12,580
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Unrealized foreign exchange loss (gain)	(3,955)	2,307	(6,749)	2,705
Stock-based compensation expense (recovered)	(365)	2,198	(3,061)	1,555
Interest expense	7,074	4,316	12,757	8,344
Accretion of interest income	(94)	-	(188)	-
Accretion expense	624	276	1,194	566
Income taxes	(104)	-	(104)	-
Deferred income taxes	784	448	1,238	2,091
Depletion and amortization	11,156	8,911	22,633	17,033
Unrealized loss (gain) on derivatives	(28)	473	(29)	1,172
Unrealized loss (gain) on option component of convertible note	(9,180)	7,656	(7,840)	(24,849)
Gain on disposition of property	-	(4,625)	-	(4,625)
Reclamation expenditure	(8)	(995)	(26)	(1,074)
	21,490	6,727	39,135	15,498
Change in non-cash operating working capital
Inventory	(1,334)	(3,343)	933	(1,134)
Prepaid expenses and sundry assets	(5,420)	(2,545)	(7,476)	(5,482)
Accounts payable and accrued liabilities	4,697	940	5,380	3,464
Income taxes payable	2,315	206	3,325	1,005
Deferred compensation liability	(83)	-	(244)	-
	21,665	1,985	41,053	13,351
Financing activities:
Issuance of common shares	-	450	-	1,952
Increase in restricted cash	-	-	-	(800)
Repayment of debt	(4,117)	(3,464)	(7,935)	(3,533)
Increase in debt	-	7,575	99,313	11,116
Interest paid	(4,254)	(4,942)	(4,615)	(5,091)
Other liabilities	7	62	(55)	226
	(8,364)	(319)	86,708	3,870
Investing activities
Short-term investments	-	(51)	-	(5,862)
Mineral exploration projects	(2,266)	(4,256)	(4,611)	(6,120)
Purchase of property, plant and equipment	(23,735)	(32,207)	(41,602)	(67,270)
	(26,001)	(36,514)	(46,213)	(79,252)

Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	2,557	(1,581)	4,629	(601)
Increase (decrease) in cash and cash equivalents	(10,143)	(36,429)	86,177	(62,632)
Cash and cash equivalents, beginning of period	135,543	95,053	39,223	121,256
Cash and cash equivalents, end of period	$ 125,400	$ 58,624	$ 125,400	$ 58,624

Non-IFRS Performance Measures

The Company has included the non-IFRS performance measures discussed below in this press release.  These non-IFRS performance measures do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS measures provide investors with additional information that will better enable them to evaluate the Company's performance.  Accordingly, these Non-IFRS measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with IFRS.

The Company has included cash operating cost per ounce produced and cash operating margin per ounce because it believes these figures are a useful indicator of an operation's performance as they provide: (i) a measure of the mine's cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other gold mining operations.  Additionally, the Company has provided adjusted net income, which reflects the elimination of special non-operating and certain non-recurring charges that do not reflect on-going costs in Jaguar's operations or administrative costs; and cash flow from operations, which does not reflect the change in non-cash operating working capital.  The definitions for these performance measures and reconciliation of the non-IFRS measures to reported IFRS measures are set out in the following tables:

Adjusted Net Income
($000s)

	Quarter Ended June 30 2011	Quarter Ended June 30 2010	Six Months Ended June 30 2011	Six Months Ended June 30 2010
Net income (loss) as reported	$ 15,586	$ (14,238)	$ 19,310	$ 12,580
Adjustments:
Loss (gain) on conversion option embedded in convertible debt	(9,180)	7,656	(7,840)	(24,849)
Non-cash interest expense	3,200	2,000	5,903	3,983
Adjusted net income (loss)	9,606	(4,582)	17,373	(8,286)
Adjusted basic and diluted net income per share	$ 0.11	$ (0.05)	$ 0.21	$ (0.10)

Cash Provided by Operating Activities
($000s)
	Quarter Ended June 30 2011	Quarter Ended June 30 2010	Six Months Ended June 30 2011	Six Months Ended June 30 2010
Cash provided by operating activities as reported
Net income	$ 15,586	$ (14,237)	$ 19,310	$ 12,580
Adjustments to reconcile net earnings to net cash provided from (used in) operating activities:
Unrealized foreign exchange (gain) loss	(3,955)	2,307	(6,749)	2,705
Stock-based compensation	(365)	2,198	(3,061)	1,555
Non-cash interest expense	7,074	4,316	12,757	8,344
Accretion of interest income	(94)	-	(188)	-
Accretion expense	624	276	1,194	566
Income taxes	(104)	-	(104)	-
Deferred income taxes	784	448	1,238	2,091
Depletion and amortization	11,156	8,911	22,633	17,033
Unrealized loss on derivatives	(28)	473	(29)	1,172
Unrealized (gain) loss on option component of convertible note	(9,180)	7,656	(7,840)	(24,849)
Gain on disposition of property	-	(4,625)	-	(4,625)
Reclamation expenditure	(8)	(995)	(26)	(1,074)
	$ 21,490	$ 6,728	$ 39,135	$ 15,498
Change in non cash operating working capital	175	$ (4,743)	1,918	$ (2,147)
Cash provided by operating activities	$ 21,665	$ 1,985	$ 41,053	$ 13,351
Cash provided by operating activities per share	$ 0.26	$ 0.02	$ 0.49	$ 0.16

Cash Operating Margin per oz gold	Quarter Ended June 30 2011	Six Months Ended June 30 2011

Average sales price per oz gold	$ 1,507	$ 1,447
less
Cash operating cost per oz gold produced	799	763
equals
Cash operating margin per oz gold	$ 708	$ 684

%CIK: 0001333849

For further information:

Company Contacts

Investors and Analysts may contact:

Roger Hendriksen
Vice President, Investor Relations
603-224-4800
rhendriksen@jaguarmining.com

Members of the media may contact:

Valéria Rezende DioDato
Director of Communication
603-224-4800
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 16:05e 10-AUG-11